UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated June 12, 2014: Dynagas LNG Partners L.P. Announces Pricing of its Public Offering of 4,800,000 Common Units.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 13, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Dynagas LNG Partners LP Announces Pricing of its Public Offering
of 4,800,000 Common Units

ATHENS, Greece – June 12, 2014 - Dynagas LNG Partners LP (“Dynagas Partners”) (NASDAQ: DLNG) announced today that it has priced its previously announced underwritten public offering of 4,800,000 common units representing limited partner interests at $22.79 per common unit.  The offering is expected to close on June 18, 2014.  Dynagas Partners has also granted the underwriters a 30-day option to purchase up to an additional 720,000 common units.  Dynagas Partners intends to use the net proceeds from the public offering to fund a portion of the purchase price of its previously announced acquisition of the ownership interests in the company that owns the 2013 built ice class liquefied natural gas carrier Arctic Aurora from Dynagas Holding Ltd., Dynagas Partners’ sponsor (the “Acquisition”).  Dynagas Partners intends to fund the balance of the purchase with a new $340 million senior secured revolving credit facility which Dynagas Partners plans to enter following the completion of this offering.  The new $340 million senior secured revolving credit facility will also be used to refinance $214.1 million currently outstanding under Dynagas Partners’ existing senior secured revolving credit facility. In the event that the Acquisition is not consummated, the net proceeds from this offering will be used for general partnership purposes.

Credit Suisse, BofA Merrill Lynch, Morgan Stanley, Deutsche Bank Securities and Barclays are acting as joint book-running managers for the offering, and ABN AMRO and DNB Markets are acting as co-managers for this offering.

This offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, when available, may be obtained from the offices of Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or email:  newyork.prospectus@credit-suisse.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention Prospectus Department or email dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Deutsche Bank Securities, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; or Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847 or email: barclaysprospectus@broadridge.com.

A registration statement relating to these securities has been filed and declared effective by the Securities and Exchange Commission (the “SEC”). The registration statement is available on the SEC’s website at www.sec.gov.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Dynagas LNG Partners LP

Dynagas Partners was formed on May 30, 2013 by Dynagas Holding Ltd. to own, operate and acquire liquefied natural gas (LNG) carriers initially employed on multi-year charters.  The initial fleet of Dynagas Partners consists of three LNG carriers, each of which has a carrying capacity of approximately 150,000 cbm and which are employed on multi-year charters.

Forward-Looking Statement

This press release contains “forward-looking statements.”  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements.  The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  These forward-looking statements, which include, among other things, the proposed public offering of common units and the entry into the proposed senior secured credit facility, involve risks and uncertainties that could cause the outcome to be materially different, including Dynagas Partners not completing the offering or the Acquisition.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com